VATOM CORPORATION

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Vatom Corporation
Marina Del Rey, California

We have reviewed the accompanying financial statements of Vatom Corporation (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 23, 2025
Los Angeles, California

VATOM CORPORATION

BALANCE SHEETS

(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	11,186	$	57,420
Accounts Receivable, net		145,131		603,024
Prepaids and Other Current Assets		38,815		24,147
Total Current Assets		**195,132**		**684,591**
Property and Equipment, net		2,153		4,080
Intangible Assets		265,000		390,000
Long-Term Financial Asset		-		62,726
Total Assets	**$**	**462,285**	**$**	**1,141,397**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,032,223	$	1,692,484
Credit Cards		301		454
Forward Financing		97,500		-
Current Portion of Convertible Notes		500,000		500,000
Accrued Interest on Convertible Notes		140,934		104,548
Related Party Loans		2,161,622		1,323,418
Accrued Interest on Related Party Loans		223,490		51,141
Other Current Liabilities		429,148		661,804
Total Current Liabilities		**5,585,218**		**4,333,849**
Simple Agreement for Future Equity		20,549,469		17,749,469
Total Liabilities		**26,134,687**		**22,083,318**
STOCKHOLDERS' EQUITY				
Common Stock		5		4
Series Seed-1 Preferred Stock		-		-
Series Seed Preferred Stock		3		3
Additional Paid in Capital		6,861,166		6,062,457
Accumulated Deficit		(32,533,576)		(27,004,385)
Total Stockholders' Equity		**(25,672,402)**		**(20,941,921)**
Total Liabilities and Stockholders' Equity	**$**	**462,285**	**$**	**1,141,397**

See accompanying notes to financial statements.

VATOM CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 2,472,429	$ 1,812,763
Cost of Revenue	174,075	864,348
Gross Profit	**2,298,354**	**948,415**
Operating Expenses		
General and Administrative	7,583,395	7,268,119
Selling and Marketing	48,315	556,179
Total Operating Expenses	**7,631,710**	**7,824,298**
Net Operating Loss	**(5,333,356)**	**(6,875,883)**
Interest Expense	62,726	95,792
Other Loss/(Income)	127,167	19,779
Loss Before Provision for Income Taxes	**(5,523,249)**	**(6,991,454)**
Provision/(Benefit) for Income Taxes	5,942	-
Net Loss	**$ (5,529,191)**	**$ (6,991,454)**

See accompanying notes to financial statements.

VATOM CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series Seed-1 Preferred Stock Shares	Series Seed-1 Preferred Stock Amount	Series Seed Preferred (PS) Stock Shares	Series Seed Preferred (PS) Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**4,151,791**	**$ 4**	**264,144**	**0.26**	**2,714,052**	**$ 3**	**$ 6,039,737**	**$ (20,012,931)**	**$ (13,973,187)**
Issuance of stock	27,543	0.03	-	-	-	-	5,234	-	5,234
Share-Based Compensation	-	-	-	-	-	-	17,486	-	17,486
Net Loss	-	-	-	-	-	-	-	(6,991,454)	(6,991,454)
Balance—December 31, 2023	**4,179,334**	**$ 4**	**264,144**	**0.26**	**2,714,052**	**$ 3**	**$ 6,062,457**	**$ (27,004,385)**	**$ (20,941,921)**
Issuance of stock	66,696	0.07	-	-	-	-	133,980	-	133,980
Conversion of SAFE to Equity	257,933	0.26	-	-	-	-	650,000	-	650,000
Share-Based Compensation	-	-	-	-	-	-	14,729	-	14,729
Net Loss	-	-	-	-	-	-	-	(5,529,191)	(5,529,191)
Balance—December 31, 2024	**4,503,963**	**$ 5**	**264,144**	**0.26**	**2,714,052**	**$ 3**	**$ 6,861,166**	**$ (32,533,576)**	**$ (25,672,402)**

See accompanying notes to financial statements.

VATOM CORPORATION

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (5,529,191)	$ (6,991,454)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	1,927	2,789
Amortization of Intangibles Assets	125,000	125,000
Accrued Interest on Related Party Loans	172,349	51,141
Accrued Interest on Convertible Notes	36,386	41,614
Share-Based Compensation	14,729	17,486
Impaired of Long-Term Financial Asset	62,726	
Write-off of Accounts Receivable	(912,194)	
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	1,370,087	1,003,588
Prepaids and Other Current Assets	(14,668)	(22,146)
Accounts Payable	339,739	1,198,710
Credit Cards	(153)	(20,670)
Other Current Liabilities	(232,656)	661,804
Net Cash Used In Operating Activities	**(4,565,919)**	**(3,932,138)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(2,225)
Long-Term Financial Asset	-	1,628
Net Cash Used in Investing Activities	**-**	**(597)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	133,980	5,234
Borrowing on Related Party Loans	838,204	1,323,418
Forward Financing	97,500	-
Proceeds from Issuance of Simple Agreement for Future Equity	3,450,000	2,574,469
Net Cash Provided by Financing Activities	**4,519,685**	**3,903,121**
Change in Cash & Cash Equivalents	**(46,234)**	**(29,614)**
Cash & Cash Equivalents —Beginning of The Year	57,420	87,034
Cash & Cash Equivalents—End of The Year	**$ 11,186**	**$ 57,420**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ (146,009)	$ 3,037
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of Equity in Return for Note	$ 650,000	

See accompanying notes to financial statement

1. NATURE OF OPERATION

Vatom Corporation was incorporated on May 15, 2019, in the state of Delaware. The financial statements of Vatom Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Marina Del Rey, California.

Vatom is a Web3 company that offers a comprehensive platform enabling brands to create, own, and operate their own metaverse environments. Their solutions facilitate immersive virtual experiences, allowing businesses to engage customers through customizable virtual spaces and dynamic NFTs. Trusted by leading brands, Vatom aims to bridge the gap between digital and physical realities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Hardware	5 years

Intangibles
Intangible assets with finite lives, such as license agreement with BLOCKv which are amortized on a straight-line basis over their estimated useful lives, which is 6 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition
Vatom, operating in the Web3 domain, offers platforms for creating virtual spaces and immersive experiences. While specific details about Vatom's revenue recognition policy are not publicly disclosed, companies in this sector typically adhere to ASC 606, which outlines a five-step model for recognizing revenue from contracts with customers:

- Identify the contract with a customer: Establish the existence of a legally binding agreement.
- Identify the performance obligations: Determine distinct goods or services promised in the contract.
- Determine the transaction price: Ascertain the amount of consideration expected.
- Allocate the transaction price: Distribute the transaction price to each performance obligation.
- Recognize revenue when (or as) the entity satisfies a performance obligation: Record revenue upon fulfillment of each obligation.

In the context of Vatom's services, revenue recognition would depend on the specific terms of customer contracts and the nature of the services provided. For instance, revenue from the sale of NFTs might be recognized at the point of sale, while revenue from subscription services could be recognized over the subscription period. It's advisable to consult with accounting professionals familiar with Web3 revenue models to ensure compliance with applicable standards

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or

expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $3,468,000 and $828,029, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Insurance	34,670	23,320
Prepaid State Income Tax	4,145	827
Total Prepaids and Other Current Assets	**$ 38,815**	**$ 24,147**

Other current liabilities consist of the following:

As of December 31,		2024		2023
Accrued Payable		253,755		257,672
Payroll Liability		175,393		404,132
Total Other Current Liabilities	**$**	**429,148**	**$**	**661,804**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024		2023
Computer Hardware	$	8,922	$	8,922
Property and Equipment, at cost		**8,922**		**8,922**
Accumulated Depreciation		(6,769)		(4,842)
Property and Equipment, net	**$**	**2,153**	**$**	**4,080**

Depreciation expense for the years ended December 31, 2024 and 2023 was $1,927 and $2,789, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2024		2023
BLOCKv Licenses	$	750,000	$	750,000
Trademark		140,000		140,000
Intangible Assets, at cost		**890,000**		**890,000**
Accumulated Amortization		(625,000)		(500,000)
Intangible Assets, net	**$**	**265,000**	**$**	**390,000**

Amortization expense for the years ended December 31, 2024 and 2023 was $125,000 and $125,000, respectively. Trademark costs are considered indefinite-lived assets; therefore, no amortization expense has been recorded.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period		Amortization Expense
2025	$	125,000
2026		-
2027		-
2028		-
Thereafter		-
Total	**$**	**125,000**

6. FORWARD FINANCING

During fiscal year 2024, the Company entered into a forward financing agreement with Kapitus LLC in the amount of $100,000. It bears closing fees of $2,500, so total net purchase price is $97,500. The lender provides the

company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2024, the outstanding balance of this kind of financing is in the amount of $97,500, and the entire amount is classified as the current portion.

7. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 500,000	8.00%	05/21/2021	05/20/2022	$ 500,000	$ -	$ 500,000	$ 500,000	$ -	$ 500,000
Total	**$ 500,000**				**$ 500,000**	**$ -**	**$ 500,000**	**$ 500,000**	**$ -**	**$ 500,000**

As of December 31, 2024, Convertible Notes issued by the Company with an original maturity date of May 20, 2022, remained outstanding and unpaid. The Notes have not been formally extended, amended, or converted into equity. As such, the Notes are past due and are classified as current liabilities. The Company is currently in discussions with Noteholders regarding potential settlement or conversion terms. No formal agreement had been reached as of the date these financial statements were available to be issued.

Each note will be convertible into Conversion Shares pursuant to the following events:

- Next Equity Financing Conversion – In the event the Company consummates an equity financing prior to maturity, each Note shall automatically convert into the equity securities issued in such financing ("Equity Securities"), subject to certain provisions. The Company may elect to issue securities identical to the Equity Securities, except with an "original issue price" equal to the Conversion Price as defined in the agreement. Such securities would also carry price-based anti-dilution protection and dividend rights based on the Conversion Price.
- Corporate Transaction Conversion – If a Corporate Transaction occurs prior to conversion or repayment, each Noteholder may elect either (a) repayment of the outstanding principal and accrued interest, or (b) to convert the Note into Conversion Shares at a rate equal to the outstanding principal and accrued interest divided by the applicable Conversion Price.
- Maturity Conversion – At or after the Maturity Date, the Notes shall convert into Conversion Shares upon the election of the Requisite Noteholders, calculated based on the outstanding principal and unpaid accrued interest as of the conversion date divided by the applicable Conversion Price.

A portion of the proceeds from the issuance of the Convertible Notes was allocated to the embedded beneficial conversion feature, which met the criteria for separate recognition in equity under ASC 470-20. At issuance, the Company determined the fair value of the conversion feature using the Black-Scholes option pricing model, resulting in an equity component of $1,873 recorded in Additional Paid-In Capital. The corresponding amount was recorded as a discount to the convertible note balance and was amortized to interest expense over the expected life of the note using the effective interest method. The discount was fully amortized as of the original maturity date of May 20, 2022. As the note was neither repaid nor converted prior to maturity, and no formal extension or amendment has been executed, the conversion feature is no longer exercisable as of December 31, 2024.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Related Party Loans

During the years presented, the Company borrowed funds from its shareholders, some of whom also serve as board members. The details of these owner-related loans are as follows:

					As of December 2024			As of December 2023		
Owner	Principal Amount	Borrowing Period	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Marc Delesalle	$ 116,334	Fiscal Year 2023 and 2024	10%	Repayment schedule 1	$ 116,334	$ -	$ 116,334	$ 50,000	$ -	$ 50,000
Peter Diamandis	50,000	Fiscal Year 2023	10%	Repayment schedule 1	50,000		50,000	50,000	$ -	50,000
Tracy Dolgins	50,000	Fiscal Year 2024	10%	Repayment schedule 1	50,000		50,000	50,000	$ -	50,000
Eric Pulier	1,600,288	Fiscal Year 2023 and 2024	10%	Repayment schedule 1	1,600,288		1,600,288	1,123,418	$ -	1,123,418
Reflect Ventures	70,000	Fiscal Year 2024	10%	Repayment schedule 2	70,000		70,000	-	$ -	-
Freebirdrides Inc	225,000	Fiscal Year 2024	10%	Repayment schedule 2	225,000		225,000	-	$ -	-
John Suh	50,000	Fiscal Year 2023	10%	Repayment schedule 1	50,000		50,000	50,000	$ -	50,000
Total	2,161,622				**$ 2,161,622**	**$ -**	**$ 2,161,622**	**$ 1,323,418**	**$ -**	**$ 1,323,418**

Repayment schedule 1- The Notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2024, no such demand has been made, and no qualifying equity financing has occurred.

Repayment schedule 1- The maturity date is defined not as a fixed calendar date, but rather as the earlier of two triggering events: (i) Demand made by majority noteholders (over 50%) after the first anniversary of the issue date; or (ii) Closing of a qualified equity financing (≥ $5M in new funds, excluding conversion of Notes or other similar instruments).

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	2024	2023
SAFEs	2021-2024	$ 125,000,000	$ 20,549,469	15%	$ 20,549,469	$ 17,749,469
Fair Value in Excess of Stated Value of Derivative Instrument					-	
Total SAFE(s)			**$ 20,549,469**		**$ 20,549,469**	**$ 17,749,469**

If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the greater of: (i) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Standard Preferred Price; and (ii) if the SAFE has a Valuation Cap (and the Conversion Price is less than the Standard Preferred Price) or a Discount, the SAFE will convert into a Shadow Preferred Stock (the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Conversion Price). (b) In connection with the automatic conversion of the SAFE into shares of Standard Preferred Stock or Special Conversion Securities, as applicable, the Investor will execute and deliver to the Company, and will be bound upon such conversion by the obligations in, all of the transaction documents related to the Equity Financing; provided that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock investing new money in the Company in connection with the Equity Financing, with appropriate variations for Shadow Preferred Stock, if applicable; and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Dissolution before the termination of the SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution.In a Change of Control or Dissolution, the SAFE is intended to operate similar to standard non-participating Preferred Stock.

In particular: (a) The Investor's right to receive its Cash-Out Amount is: (i) Junior to payments of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock in connection with such event); (ii) On par with (A) payments of Cash-Out Amounts (or similar liquidation preferences) for other SAFEs; and (B) payments of liquidation preferences for Preferred Stock and instruments similar to SAFEs, and if the applicable Proceeds are insufficient to permit full payments to the Investor and the holders of such other SAFEs, Preferred Stock and/or instruments similar to SAFEs, the applicable Proceeds will be distributed pro rata to the Investor and such other holders in proportion to the full payments that would otherwise be due; and (iii) Senior to (A) payments of Conversion Amounts for other SAFEs; (B) payments for Preferred Stock and instruments similar to SAFEs made on a similar as-converted-to-Common-Stock basis; and (C) payments for Common Stock. (b) The Investor's right to receive its Conversion Amount is: (i) Junior to (A) payments of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock in connection with such event); and (B) payments of Cash-Out Amounts (or similar liquidation preferences) for other SAFEs and payments of liquidation preferences for Preferred Stock and instruments similar to SAFEs; and (ii) On par with (A) payments of Conversion Amounts for other SAFEs; (B) payments for Preferred Stock and instruments similar to SAFEs made on a similar as-converted-to-Common-Stock basis; and(C) payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,850,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	4.00
Risk-free interest rate	3.95%
Expected volatility	30%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**1,505,987**	**$ 1.92**	**-**
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	**1,505,987**	**$ 1.92**	**1.09**
Exercisable Options at December 31, 2023	**1,505,987**	**$ 1.92**	**1.09**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	**1,505,987**	**$ 1.92**	**0.09**
Exercisable Options at December 31, 2024	**1,505,987**	**$ 1.92**	**0.09**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024 and 2023, the Company recognized stock-based compensation expense of $14,729 and $17,486, respectively.

Warrants

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**103,662**	**$ 0.01**	**-**
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	**103,662**	**$ 0.01**	**7.39**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	**103,662**	**$ 0.01**	**6.39**

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2024 and 2023 was $0.

9. EQUITY AND CAPITALISATION

Common Stock
The Company is authorized to issue 15,043,153 shares of common stock with a par value of $0.000001. As of December 31, 2024, and 2023, 4,503,963 and 4,179,334 shares of common stock, respectively, have been issued and were outstanding.

Series Seed-1 Preferred Stock
The Company is authorized to issue 264,144 shares of Series Seed-1 Preferred Stock with a par value of $0.000001. As of December 31, 2024, and 2023, 264,144 shares of Series Seed-1 Preferred Stock have been issued and were outstanding.

Series Seed Preferred Stock
The Company is authorized to issue 2,930,000 shares of Series Seed Preferred Stock with a par value of $0.000001. As of December 31, 2024, and 2023, 2,714,052 shares of Series Seed Preferred Stock have been issued and were outstanding.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,649,911)	$ (1,909,300)
Valuation Allowance	1,649,911	1,909,300
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (7,092,693)	$ (5,442,783)
Valuation Allowance	7,092,693	5,442,783
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $23,769,080. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

In 2023 and 2024, the Company received Marc Delesalle, one of the shareholders and one of the members, in the amount of $116,334. The loan bears an interest rate of 10% and the notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2024, no such demand has been made, and no qualifying equity financing has occurred. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $116,334 and $50,000, respectively.

In 2023 and 2024, the Company received Peter Diamandis, one of the shareholders and one of the board members, in the amount of $50,000. The loan bears an interest rate of 10% and the notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2024, no such demand has been made, and no qualifying equity financing has occurred. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $50,000.

In 2023 and 2024, the Company received Tracy Dolgins, one of the shareholders and one of the board members, in the amount of $50,000. The loan bears an interest rate of 10% and the notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2024, no such demand has been made, and no qualifying equity financing has occurred. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $50,000.

In 2023 and 2024, the Company received Eric Pulier, one of the biggest shareholders, in the amount of $1,600,288. The loan bears an interest rate of 10% and the notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2024, no such demand has been made, and no qualifying equity financing has occurred. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $1,600,288 and $1,123,418, respectively.

In 2024, the Company received Reflect Ventures, one of the shareholders, in the amount of $70,000. The maturity date is defined not as a fixed calendar date, but rather as the earlier of two triggering events: (i) Demand made by majority noteholders (over 50%) after the first anniversary of the issue date; or (ii) Closing of a qualified equity financing (≥ $5M in new funds, excluding conversion of Notes or other similar instruments). As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $70,000 and $0, respectively.

In 2024, the Company received Freebirdrides Inc , one of the shareholders, in the amount of $225,000. The maturity date is defined not as a fixed calendar date, but rather as the earlier of two triggering events: (i) Demand made by majority noteholders (over 50%) after the first anniversary of the issue date; or (ii) Closing of a qualified equity financing (≥ $5M in new funds, excluding conversion of Notes or other similar instruments). As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $225,000 and $0, respectively.

In 2023 and 2024, the Company received John Suh, one of the shareholders and one of the board members, in the amount of $50,000. The loan bears an interest rate of 10% and the notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2024, no such demand has been made, and no qualifying equity financing has occurred. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $50,000.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $5,333,356, an operating cash flow loss of $4,565,919 and liquid assets in cash of $11,186, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.